Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2016

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-5
Unaudited condensed consolidated statements of cash flows	F-6
Notes to the unaudited condensed consolidated interim financial statements	F-8

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	June 30,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$123,767	$96,715
Restricted cash	26,858	10,007
Trade accounts receivable, net	35,717	32,729
Inventories	1,027	705
Prepaid expenses	7,501	11,190
Other current assets	14,888	14,670

Total current assets	209,758	166,016
Non-current restricted cash	226	231
Property and equipment, net	23,508	22,219
Deferred income taxes	38,181	36,907
Intangible assets, net	105,719	90,731
Goodwill	297,434	298,165
Investment	660	660
Other assets	1,728	3,893

Total assets	$677,214	$618,822

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,763	$7,956
Accrued compensation and benefits	18,028	16,160
Accrued expenses and other current liabilities	82,887	48,682
Current portion of long-term debt	2,300	2,300
Income taxes payable	1,200	8,075
Deferred revenue	167,123	160,572

Total current liabilities	283,301	243,745
Long-term debt, less current portion	216,695	216,346
Deferred revenue, less current portion	33,004	30,691
Deferred tax liabilities	29,494	24,643
Other non-current liabilities	7,302	6,444

Total liabilities	569,796	521,869

Commitments and contingencies (Note 8)
Redeemable noncontrolling interest	16,800	—
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(113,211)	(112,048)
Treasury shares	(61,297)	(80,150)
Accumulated other comprehensive loss	(15,181)	(9,360)
Retained earnings	279,580	297,784

Total shareholders’ equity	90,618	96,953

Total liabilities and shareholders’ equity	$677,214	$618,822

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(in thousands of U.S. dollars)
Revenue:
Licenses	$69,907	$65,119	$136,393	$130,552
SaaS	17,834	23,700	32,929	47,083
Search	18,938	14,281	39,267	31,509
Other	1,117	1,929	2,017	3,756

Total revenue	107,796	105,029	210,606	212,900

Cost of revenue:
Software sales	(14,390)	(18,975)	(26,870)	(36,309)
Search and other	(1,321)	(839)	(2,653)	(2,109)

Total cost of revenue	(15,711)	(19,814)	(29,523)	(38,418)

Gross profit	92,085	85,215	181,083	174,482

Operating expenses:
Research and development	(22,089)	(22,439)	(42,766)	(46,162)
Sales and marketing	(33,603)	(28,867)	(62,400)	(57,531)
General and administrative	(22,560)	(21,505)	(42,310)	(42,053)

Total operating expenses	(78,252)	(72,811)	(147,476)	(145,746)

Operating income	13,833	12,404	33,607	28,736
Other expense, net	(2,960)	(3,843)	(7,350)	(7,013)

Income before income taxes	10,873	8,561	26,257	21,723
Income tax provision	(2,330)	(1,612)	(5,792)	(3,519)

Net income	$8,543	$6,949	$20,465	$18,204

Less: Net income (loss) attributable to redeemable noncontrolling interest	18	—	15	(8)

Net income attributable to AVG Technologies N.V.	$8,561	$6,949	$20,480	$18,196

Other comprehensive income, net of tax
Currency translation (loss), net of tax	336	3,180	(1,783)	5,821

Other comprehensive income (loss)	$336	$3,180	$(1,783)	$5,821

Comprehensive income	$8,897	$10,129	$18,697	$24,017

Less: Comprehensive income (loss) attributable to redeemable noncontrolling interest	—	—	—	—

Comprehensive income attributable to AVG Technologies N.V.	$8,897	$10,129	$18,697	$24,017

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$8,561	$6,949	$20,480	$18,196
Redeemable noncontrolling interest	(603)	—	(1,082)	8

Net income available to ordinary shareholders – basic	$7,958	$6,949	$19,398	$18,204

Net income available to ordinary shareholders – diluted	$7,958	$6,949	$19,398	$18,204
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.15	$0.14	$0.37	$0.36
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.15	$0.13	$0.37	$0.35
Weighted-average shares outstanding – basic	51,936,526	50,787,976	51,768,720	50,902,176
Weighted-average shares outstanding – diluted	52,868,114	51,478,477	52,562,017	51,636,608

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total share- holder’s equity
Balances, December 31, 2015	$727	$(113,211)	$(61,297)	$279,580	$(15,181)	$90,618
Net income attributable to AVG Technologies N.V.	—	—	—	18,196	—	18,196
Other comprehensive loss, net of tax	—	—	—	—	5,821	5,821
Change in redemption value of redeemable noncontrolling interest	—	—	—	8	—	8
Exercise of share options and restricted stock units (including excess tax benefit of $11)	—	(5,108)	7,644	—	—	2,536
Tax withholdings related to net share settlement of vested restricted stock units	—	(2,374)	—	—	—	(2,374)
Repurchase of own shares	—	—	(26,497)	—	—	(26,497)
Share-based compensation	—	8,645	—	—	—	8,645

Balances, June 30, 2016	$727	$(112,048)	$(80,150)	$297,784	$(9,360)	$96,953

There were 54,763,151 ordinary shares issued as of June 30, 2016.

The 3,135,047 ordinary shares held in treasury at December 31, 2015 were reduced by 394,523 ordinary shares used to satisfy the exercise of share options, and increased by 1,393,808 ordinary shares as a result of our share repurchase program, resulting in 4,134,332 ordinary shares held in treasury at June 30, 2016.

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
OPERATING ACTIVITIES:
Net income	$8,543	$6,949	$20,465	$18,204
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,911	12,022	24,661	23,930
Share-based compensation	3,720	5,283	6,828	8,645
Deferred income taxes	(1,951)	(1,316)	990	(3,727)
Change in the fair value of contingent consideration liabilities	605	438	1,425	794
Amortization of financing costs and loan discount	440	557	870	1,048
Gain on sale of property and equipment	(29)	(25)	(85)	(123)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(6,439)	922	(16,538)	1,136
Net change in deferred revenue	(3,335)	(5,498)	(920)	(9,103)

Net cash provided by operating activities	15,465	19,932	37,696	40,804

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,641)	(4,234)	(5,943)	(9,461)
Proceeds from sale of property and equipment	118	92	175	248
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	(31,512)	—	(31,512)	—
(Increase) decrease in restricted cash	(9,608)	10	(9,338)	(2)

Net cash used in investing activities	(44,643)	(4,132)	(46,618)	(9,215)

FINANCING ACTIVITIES:
Payment of contingent consideration	(21,174)	(14,825)	(21,174)	(14,825)
Payment of capitalized lease obligation	(268)	(1,359)	(268)	(1,378)
Redemption of Class B-2 shares	—	(16,800)	—	(16,800)
Debt issuance costs	(123)	(8)	(296)	(29)
Repayments of principal on current credit agreement	(575)	(575)	(1,150)	(1,150)
Proceeds from exercise of share options	7,463	732	9,281	2,524
Dividends paid	—	(48)	—	(48)
Excess tax benefit	229	47	229	74
Repurchase of own shares	—	(8,190)	—	(26,497)

Net cash used in financing activities	(14,448)	(41,026)	(13,378)	(58,129)
Effect of exchange rate fluctuations on cash and cash equivalents	1,158	(831)	581	(512)

Change in cash and cash equivalents	(42,468)	(26,657)	(21,719)	(27,052)
Beginning cash and cash equivalents	159,656	123,372	138,907	123,767
Ending cash and cash equivalents	$117,188	$96,715	$117,188	$96,715

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(5,154)	$(2,721)	$(6,368)	$(3,780)
Interest paid	$(5,829)	$(3,409)	$(9,443)	$(6,798)

The accompanying notes form an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and basis of presentation and business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a public company with limited liability (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the SEC for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2015 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2015.

Certain prior year amounts in these notes and in the consolidated financial statements have been reclassified to conform to the accompanying unaudited condensed consolidated financial statements. In 2015, on the consolidated statements of income, filed on Form 20-F on April 25, 2016, the Company began to break down its subscription revenue, separately stating SaaS revenues from Licenses revenues, and the Company began to break down its platform-derived revenue and separately stating Search revenue from other platform-derived revenue. For comparison purposes, the Company has reclassified prior comparative periods to reflect the new method of presentation of revenue.

In addition, prior year amounts have been reclassified due to the adoption of new accounting standards updates. Please refer to Note 2 for further details.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary for a fair statement of the Company’s financial position as of June 30, 2016, the results of its operations and cash flows for the three and six months ended June 30, 2015 and 2016 and shareholders’ equity for the six months ended June 30, 2016. All adjustments are of a normal recurring nature. The results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and Internet security software branded under the AVG name.

As of June 30, 2016, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2015, except for AVG VPN Technologies UK Limited., which was incorporated on January 20, 2016 and AVG Technologies GER B.V., which was incorporated on February 1, 2016. In April 2016, the Company redeemed the Class B-2 shares of Location Labs, Inc., upon which AVG Technologies USA, Inc. became the sole shareholder of Location Labs, Inc.

Note 2. Summary of significant accounting policies

There have been no changes in AVG’s significant accounting policies during the six months ended June 30, 2016 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2015, except for the adoption of accounting standards update ASU 2015-03, which was applied retrospectively to all prior periods presented in the financial statements and the debt issuance costs of $4,397 related to a recognized debt liability is presented as a direct deduction from the carrying amount of the debt liability, instead of other assets, and for the adoption of accounting standards update ASU 2015-17, which was applied retrospectively to all prior periods presented in the financial statements, all deferred tax liabilities and assets are classified as noncurrent.

Recent accounting standards or updates not yet effective

Revenue recognition

On April 14, 2016, the FASB issued ASU 2016-12—Revenue from contracts with customers (Topic 606). The amendments in this update provide narrow-scope improvements and practical expedients.

On April 14, 2016, the FASB issued ASU 2016-10—Revenue from contracts with customers (Topic 606). The amendments in this update clarify the guidance on identifying performance obligations and implementation of licensing guidance.

On March 17, 2016, the FASB issued ASU 2016-08—Revenue from contracts with customers (Topic 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations.

On August 12, 2015, the FASB issued ASU 2015-14—Revenue from contracts with customers (Topic 606). The amendments in this update defer the effective date of Update 2014-09 for all entities by one year.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date established in ASU 2014-09.

The amendments in ASU 2014-09 are now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company has not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures.

Financial Instruments

On January 5, 2016 the FASB issued ASU 2016 – 01 — Financial Instruments—Overall—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Leases

On February 25, 2016 the FASB issued ASU 2016 – 02 — Leases, Topic 842. The amendments in this update are to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, however, it is not expected to have any further material impact on the Company’s financial statements.

Share-based compensation

On March 30, 2016 the FASB issued ASU 2016 – 09 — Compensation – Stock Compensation, Topic 718. The amendments in this update are to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.

The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company has chosen not to early adopt this standard. The adoption of this standard, although it will increase reported assets and liabilities, is not expected to have a material impact on the Company’s financial statements.

Note 3. Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and other senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Revenue	(in thousands of U.S. dollars)		(in thousands of U.S. dollars)
Consumer	$90,928	$89,435	$178,135	$181,524
SMB	16,868	15,594	32,471	31,376

Total Revenue	107,796	105,029	210,606	212,900

Segment operating income
Consumer	$46,752	$42,359	$90,720	$85,254
SMB	(2,623)	(2,303)	(6,361)	(3,939)

Total segment operating income	44,129	40,056	84,359	81,315

Reconciliation to consolidated operating income
Global operating costs	$(13,008)	$(10,204)	$(21,512)	$(22,097)
Share-based compensation	(3,720)	(5,283)	(6,828)	(8,645)
Acquisition amortization	(7,168)	(7,745)	(13,869)	(15,740)
Other adjustments	(6,400)	(4,420)	(8,543)	(6,097)

Consolidated operating income	13,833	12,404	33,607	28,736

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments primarily include charges associated with litigation settlements, acquisition related charges, accelerated amortization and charges associated with the rationalization of the Company’s global operations.

The Company’s chief operating decision maker is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided.

Note 4. Related party transactions

For the three and six months ended June 30, 2016, the Company had no related party transactions.

Note 5. Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, the Company entered into senior secured credit facilities in the amount of up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA,

N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

As of June 30, 2016, the Company was in compliance with the financial covenant of the Credit Facility and the RCF was left undrawn.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of June 30, 2016, including property and equipment with a carrying value of $17,662, intangible assets with a carrying value of $27,042, trade accounts receivable of $27,543, inventories with a carrying value of $697, as well as cash and cash equivalents amounting to $84,838.

As of June 30, 2016, the mandatory principal payments under the credit facility are as follows:

(in thousands of U.S. dollars)
2016	$1,150
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$226,550

Note 6. Fair value measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

• Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Time deposits(3)	$—	$5	$—	$5
Foreign currency contracts(1)	—	405	—	405

Total assets measured at fair value	—	410	—	410

Liabilities:
Foreign currency contracts(1)	$—	$39	$—	$39
Contingent purchase consideration liabilities(2)	—	—	25,358	25,358

Total liabilities measured at fair value	—	39	25,358	25,397

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Time deposits(3)	$—	$5	$—	$5
Foreign currency contracts(1)	—	1,731	—	1,731

Total assets measured at fair value	—	1,736	—	1,736

Liabilities:
Foreign currency contracts(1)	$—	$218	$—	$218
Contingent purchase consideration liabilities(2)	—	—	11,240	11,240

Total liabilities measured at fair value	$—	$218	$11,240	$11,458

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

(3)	Time deposits are classified as part of cash and cash equivalents on the condensed consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Fair value – beginning of period	$35,113	$25,662	$34,320	$25,358
Additions due to acquisitions	17,618	—	17,618	—
Change in FV of Level 3 liabilities(4)	517	407	1,310	732
Effects of foreign currency exchange	—	(4)	—	(25)
Payment of contingent consideration	(21,174)	(14,825)	(21,174)	(14,825)

Fair value – end of period	$32,074	$11,240	$32,074	$11,240

(4)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2015 and June 30, 2016.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of long-term debt as of June 30, 2016 was $226,650 as compared to its carrying amount of $218,646. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2015 was $227,700 as compared to its carrying amount of $218,995. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

Note 7. Restructuring

Restructuring charges during the three and six months ended June 30, 2016 consist of costs associated with the 2012/13 restructuring, the 2013/14 restructuring, the 2015 restructuring as well as the 2016 restructuring. These costs include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities.

Restructuring charges for the three and six months ended June 30, 2015 and 2016, comprised the following:

	June 30, 2015
	Three months ended	Six months ended
Employee severance pay and related costs	$257	$257
Non-cancellable lease, contract termination, and other charges	49	99
Other non-cash charges	285	285

Total restructuring charges	$591	$641

	June 30, 2016
	Three months ended	Six months ended
Employee severance pay and related costs	$100	$991
Non-cancellable lease, contract termination, and other charges	33	203
Other non-cash charges	—	—

Total restructuring charges	$133	$1,194

Restructuring related costs and change in estimates in the three and six months ended June 30, 2016 totaled $133 and $1,194 respectively. Of these restructuring costs incurred in the three and six months ended June 30, 2016, $104 and $106 respectively, was included in research and development, $-12 and $314 respectively in general and administrative, nil and $16 respectively in cost of sales, and $41 and $758 respectively in sales and marketing. The cumulative costs incurred to date, including non-cash charges, were $13,270.

The 2016 restructuring activities include rationalization of the Company’s global operations and restructuring of its marketing function. The 2015 restructuring plan includes costs associated with restructuring activities of its SMB operations and the rationalization of its acquired Location Labs and Norman businesses. As a result of these actions, positions were made redundant in several places globally.

The 2012/13 restructuring was initiated during the financial year 2012, and included the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, and their business activities were absorbed by other AVG entities. The remaining lease obligations will be settled over the remaining lease terms which expire in fiscal year 2022.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities
Balance at January 1, 2016	$1,299	$911
Costs incurred and charged to expense	1,151	272
Costs paid or otherwise settled	(1,690)	(244)
Changes in estimates	(160)	(38)
Effects of foreign currency exchange	40	19

Balance at June 30, 2016	$640	$920

Cumulative costs incurred to date, including non-cash charges	$5,724	$7,506

Note 8. Commitments and contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $2,785 and $5,378 in the three and six months ended June 30, 2016, respectively, and $2,100 and $4,541 in the three and six months ended June 30, 2015, respectively.

The following is a schedule by year of minimum future rentals on non-cancellable operating leases as of June 30, 2016:

	Lease	Sublease income	Net lease
Remainder of financial year 2016	$5,279	$(226)	$5,053
2017	10,067	(506)	9,561
2018	9,485	(508)	8,977
2019	9,161	(485)	8,676
2020	6,721	(432)	6,289
Thereafter	17,509	(577)	16,932

Total minimum future lease payments	$58,222	$(2,734)	$55,488

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of June 30, 2016:

Remainder of financial year 2016	$14,151
2017	9,270
2018	4,536
2019	554
2020	500
Thereafter	250

Total minimum future purchase obligations	$29,261

Other commitments

In connection with the Company’s business combinations, the Company agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $1,224 and $420 during the three months ended June 30, 2015 and 2016, respectively and recorded such expense of $2,303 and $676 during the six months ended June 30, 2015 and 2016, respectively. As of June 30, 2016, the Company estimated that future compensation expense of up to $958 may be recognized as expense pursuant to these business combination agreements. The other contingent purchase consideration as of June 30, 2016 was $11,240 and is expected to be paid within the next four months. Other contingent purchase consideration as of December 31, 2015 was $25,358.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 9. Geographic and major customer information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Revenue:
Netherlands	$1,868	$2,318	$3,866	$4,701
United States	58,021	56,671	113,966	114,923
United Kingdom	15,213	12,966	29,673	26,960
Other countries(1)	32,694	33,074	63,101	66,316

Total	$107,796	$105,029	$210,606	$212,900

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	June 30,
	2015	2016
	(in thousands of U.S. dollars)
Long-lived assets:
Netherlands	$284	$282
Czech Republic	9,469	8,195
United States	9,445	8,467
Canada	2,203	2,302
Other countries(1)	2,107	2,973

Total	$23,508	$22,219

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in the three and six months ended June 30, 2015 and 2016 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Yahoo!	15%	12%	15%	13%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	June 30,
	2015	2016
	(in thousands of U.S. dollars)
Business partner:
Yahoo!	19%	17%

Note 10. Ordinary shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2015
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727
Total	120,000,000	54,763,151	51,641,505	$727

	June 30, 2016
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	50,628,819	$727
Total	120,000,000	54,763,151	50,628,819	$727

Treasury shares

During the three and six months ended June 30, 2016, the Company repurchased 418,473 and 1,393,808 ordinary shares, respectively, through its share repurchase program as described below and held these shares in treasury.

As at June 30, 2016 there were 4,134,332 shares held in treasury at a carrying value of $80,150.

Share repurchase program

On March 1, 2016, the Company announced the second tranche of its previously announced 1,666,667 share repurchase program, as announced on November 9, 2015 and subsequently on December 17, 2015. Under the second tranche, the Company was allowed to repurchase up to 200,001 of its ordinary shares (the “shares”) between March 1, 2016 and May 10, 2016. The Company completed the second tranche and the 2015 share repurchase program on March 14, 2016.

On March 29, 2016, the Company announced that it has adopted an additional share repurchase program under which it intends to repurchase up to 500,000 of its shares to cover the Company’s obligations to deliver shares under its employee stock options incentive and restricted share units plans.

The share repurchase was authorized by the Company’s shareholders on June 11, 2015 and approved by the Supervisory Board. Under the share repurchase program, the Company has authorization to repurchase a maximum number of 500,000 shares between March 30, 2016 and September 30, 2016.

The share repurchase program was done in one tranche. The Company had mandated JMP Securities LLC (“JMP”), a full service Broker-Dealer, to execute the tranche of open market repurchases (including repurchases from JMP acting as principal). For that, JMP decided on the timing of the share repurchases independently of, and without being influenced by, the Company.

The following table summarizes the Company’s total share repurchases under these programs:

Total number of shares repurchased	1,393,808
Dollar amount of shares repurchased	$26,497
Average price paid per share	$19.01
Range of price paid per share	$16.63 – 20.77

Redeemable noncontrolling interest

On October 15, 2014, the Company acquired 99.899% ownership interest in WaveMarket, Inc., doing business as Locations Labs. The holders of Class B shares of Location Labs, Inc. owned the remaining 0.101% interest.

In April 2016, the Company redeemed the Class B-2 shares of Location Labs, Inc. for $16,800. Class B-2 shares were puttable to the Company by the shareholders for a six month period commencing on January 1, 2016 for a maximum nominal value of $16,800.

Changes to redeemable noncontrolling interest during the six months ended June 30, 2016 were as follows:

Balance as of December 31, 2015	$16,800
Net profit attributable to redeemable noncontrolling interest	8
Redemption value adjustment recorded in retained earnings	(8)
Redemption of Class B-2 shares	(16,800)

Balance as of June 30, 2016	$—

Note 11. Share-based compensation

During the three and six months ended June 30, 2016, the Company awarded, under the terms and conditions of the Amended and Restated 2013 Option and RSU Plan, 151,000 and 246,000 stock options, respectively, and 1,450,250 and 1,555,250 restricted stock units (RSUs), respectively, to members of its staff. The RSUs granted in the three months ended June 30, 2016 included a performance condition which affects vesting. The probability of achievement of the performance conditions was considered in recognizing compensation expense relating to these RSUs.

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Cost of revenue	$47	$79	$59	$126
Research and development	423	892	1,154	1,516
Sales and marketing	862	1,602	1,411	2,118
General and administrative	2,388	2,710	4,204	4,885

Total	$3,720	$5,283	$6,828	$8,645

Note 12. Income taxes

AVG recorded income tax expense of $2,330 (21.4 percent effective tax rate) and $1,612 (18.8 percent effective tax rate) in the three months ended June 30, 2015 and 2016, respectively and $5,792 (22.1 percent effective tax rate) and $3,519 (16.2 percent effective tax rate) in the six months ended June 30, 2015 and 2016, respectively.

The effective tax rate decreased in the three and six months ended June 30, 2016 compared to the same period last year, primarily due to unfavorable prior period adjustments recognized in 2015, increase in benefits from the Company’s Dutch IP innovation box ruling and increase in benefits from tax credits in foreign jurisdictions.

Note 13. Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method).

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Six months ended
	June 30,		June 30,
Numerator:	2015	2016	2015	2016
Net income	$8,543	$6,949	$20,465	$18,204
Add: net loss attributable to redeemable noncontrolling interest	18	—	15	(8)
Redeemable noncontrolling interest	(603)	—	(1,082)	8

Net income available to ordinary shareholders – basic	$7,958	$6,949	$19,398	$18,204

Net income available to ordinary shareholders – diluted	$7,958	$6,949	$19,398	$18,204

Denominator:
Weighted-average ordinary shares outstanding – basic	51,936,526	50,787,976	51,768,720	50,902,176
Potential ordinary shares	931,588	690,501	793,297	734,432

Weighted-average ordinary shares outstanding – diluted	52,868,114	51,478,477	52,562,017	51,636,608

Earnings per ordinary share – basic	$0.15	$0.14	$0.37	$0.36
Earnings per ordinary share – diluted	$0.15	$0.13	$0.37	$0.35

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2016	2015	2016
Performance restricted stock units	100,000	100,000	100,000	100,000
Options to purchase ordinary shares	425,791	2,176,168	768,009	2,195,034

Anti-dilutive shares	525,791	2,276,168	868,009	2,295,034

Note 14. Subsequent events

Proposed acquisition by Avast

On July 7, 2016, the Company announced that it had entered into a purchase agreement with Avast Holding B.V. and Avast Software B.V. (collectively “Avast Software”) whereby Avast Software will offer to purchase all of the outstanding ordinary shares of AVG for $25.00 per share in cash, for total consideration of approximately $1.3 billion. The contemplated tender offer will be subject to certain shareholder approvals, the receipt of regulatory clearances, the tender of at least 95% of the outstanding ordinary shares of AVG or, if AVG shareholders approve the asset sale contemplated in the purchase agreement, the tender of at least 80% of the outstanding ordinary shares of AVG, and other customary closing conditions. An Extraordinary General Meeting of Shareholders of AVG will be held on August 23, 2016. The transaction is expected to close between September 15 and October 15, 2016.

Privax contingent consideration payment

Subsequent to June 30, 2016, the Company paid the contingent purchase consideration of $10,000 to the selling shareholders of Privax Limited due to the achievement of certain product and integration milestones.